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                                                            Page 1 of 5 Pages
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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G
                               (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
             13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2
                             (Amendment No. 2)*


                                  EXX, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)


                     $.01 Par Value Class A Common Stock
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  269282109
----------------------------------------------------------------------------
                               (CUSIP Number)


                              December 31, 2005
----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           [   ]   Rule 13d-1(b)
                           [ X ]   Rule 13d-1(c)
                           [   ]   Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 269282109                                       Page 2 of 5 Pages
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================================================================================
    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

             Laura Lee Bradley

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

--------------------------------------------------------------------------------
                             5      SOLE VOTING POWER
   NUMBER OF                        1,036,450

    SHARES                ------------------------------------------------------
                             6      SHARED VOTING POWER
 BENEFICIALLY                       0

   OWNED BY               ------------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
     EACH                           1,036,450

  REPORTING               ------------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
   PERSON                           0

    WITH
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON    1,036,450

--------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                                 [ ]

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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             10.0%

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             IN

--------------------------------------------------------------------------------


================================================================================




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CUSIP No. 269282109                                       Page 3 of 5 Pages
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Item 2 of Schedule 13G is revised and amended and restated in its entirety as set forth below:

ITEM 2.           (a)      Name of Person Filing:

                           Laura Lee Bradley

                  (b)      Address of Principal Business Offices or, if none,
                           Residence:

                           Laura Segal & Associates, Inc.
                           P.O. Box 12654
                           Charlotte, NC 28220

                  (c)      Citizenship:

                           United States of America

                  (d)      Title of Class of Securities:

                           Class A Common Stock, par value $.01 per share

                  (e)      CUSIP Number:

                                    269282109


Item 3 of Schedule 13G is revised and amended and restated in its entirety as set forth below:

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.


Item 4 of Schedule 13G is revised and amended and restated in its entirety as set forth below:

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           Laura Lee Bradley:      1,036,450

                  (b)      Percent of class:       9.95%


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CUSIP No. 269282109                                       Page 4 of 5 Pages
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         The percentage ownership is based on approximately 10,412,307 shares of Class A Common Stock outstanding, as of November 10, 2005, as reported in the issuer's Form 10-Q for the quarterly period ended September 30, 2005 filed with the Securities and Exchange Commission. Ms. Bradley also owns 69,750 shares of Class B Common Stock which was previously reported on a separate Schedule 13G. Ms. Bradley acquired the Shares of Class A and Class B Common Stock on July 21, 2000 pursuant to a Trust Agreement dated December 6, 1983 in accordance with the terms thereof without payment of any consideration and on July 21, 2000 Ms. Bradley transferred all such shares to the Laura L. Segal Revocable Trust dated June 9, 2000 of which Ms. Bradley is the grantor and trustee.

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the vote:
                                    1,036,450

                           (ii)     Shared power to vote or direct the vote:
                                    0

                           (iii)    Sole power to dispose or direct the
                                    disposition of: 1,036,450

                           (iv) Shared power to dispose or direct the disposition of: 0


ITEM 10.          CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 269282109                                       Page 5 of 5 Pages
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                    February 14, 2006
                                    --------------------------------------------
                                    Date


                                    s/ Laura Lee Bradley
                                    --------------------------------------------
                                    Laura Lee Bradley